Exhibit 99.1

Guardforce AI Announces Pricing of $8.0 Million Underwritten

Public Offering of Ordinary Shares

NEW YORK, NY, May 2, 2023 (GLOBE NEWSWIRE) – Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security provider specializing in secured logistics, AI and Robot-as-a-Service (RaaS), today announced the pricing of its underwritten public offering of 1,720,430 ordinary shares, par value $0.12 per share (the “Ordinary Shares”) at a public offering price of $4.65 per share, for aggregate gross proceeds of approximately $8.0 million, prior to deducting underwriting discounts and other offering expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 258,064 ordinary shares at the public offering price per share, less the underwriting discounts to cover over-allotments, if any. The offering is expected to close on May 5, 2023, subject to satisfaction of customary closing conditions.

EF Hutton, division of Benchmark Investments, LLC, is acting as the lead book-running manager for the offering. Spartan Capital Securities, LLC is acting as the co-manager for the offering.

The ordinary shares are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-261881), which was filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on January 5, 2022, and the accompanying prospectus contained therein.

The offering is being made only by means of a prospectus supplement and accompanying prospectus. A prospectus supplement describing the terms of the public offering will be filed with the SEC and will form a part of the effective registration statement. A preliminary prospectus supplement and accompanying prospectus relating to this offering have been filed with the SEC.

Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting EF Hutton, division of Benchmark Investments, LLC Attention: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, by email at syndicate@efhuttongroup.com, or by telephone at (212) 404-7002.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ: GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding and transforming into an integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, the risks disclosed in the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in the Company’s other filings with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, the Company disclaims any obligation to update or publicly announce any revisions to any of the forward-looking statements contained in this press release.

Investor Relations

David Waldman or Natalya Rudman
Crescendo Communications, LLC
Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu
Email: yu.hu@guardforceai.com